UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Rule 13d-102)

Wejo Group Limited

(Name of Issuer)

Common Shares

(Title of Class of Securities)

G9525W109

(CUSIP Number)

11/18/2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Virtuoso Sponsor LLC
2	Check the Appropriate Box if a Member of a Group (a) : ☐ (b) : ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 0
	6	Shared Voting Power 5,750,000 (1)(2)
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,750,000 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,750,000
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9) 6.12% (3)
12	Type of Reporting Person (See Instructions) OO

(1)

The 5,750,000 Common Shares are held directly by Virtuoso Sponsor LLC (the “Sponsor”) and indirectly by Jeffrey Warshaw, the managing member of the Sponsor. As a result, each of the Sponsor and Mr. Warshaw may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Mr. Warshaw disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(3)	Excludes 6,600,000 Common Shares issuable upon the exercise of 6,600,000 exchangeable preferred shares of Wejo Bermuda Limited (“Limited”), a subsidiary of Wejo Group Limited (“Issuer”) acquired in the business combination (“Business Combination”) pursuant to that certain Agreement and Plan of Merger, dated May 28, 2021 (“Merger Agreement”), by and among, Virtuoso Acquisition Corp. (“Virtuoso”), Issuer, Limited and Wejo Limited and as further provided in a letter agreement, dated May 28, 2021 (“Sponsor Agreement”), by and among Virtuoso, Issuer, Sponsor and certain insiders thereto. Each exchangeable preferred share of Limited is exercisable to either (i) purchase Common Share of the Issuer at a price of $11.50 per share or (ii) cash, at Limited’s choice, becoming exercisable on the first anniversary of their issuance to the Sponsor on November 18, 2021 and otherwise having the same terms as private placement warrants held by the Sponsor as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in Virtuoso Acquisition Corp.'s registration statement on Form S-1 (File No. 333-251781) (the "Registration Statement").

(3)

Based on 93,950,205 Common Shares outstanding as of November 22, 2021, as reported by the Issuer in its current report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 26, 2021.

1	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Warshaw Jeffrey D.
2	Check the Appropriate Box if a Member of a Group (a) : ☐ (b) : ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	Sole Voting Power 165,000(4)
	6	Shared Voting Power 5,750,000 (1)(2)
	7	Sole Dispositive Power 165,000(4)
	8	Shared Dispositive Power 5,750,000 (1)(2)
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,910,000(1)(2)(4)
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11	Percent of Class Represented by Amount in Row (9) 6.23% (3)
12	Type of Reporting Person (See Instructions) IN

(1)

The 5,750,000 Common Shares are held directly by Virtuoso Sponsor LLC (the “Sponsor”) and indirectly by Jeffrey Warshaw, the managing member of the Sponsor. As a result, each of the Sponsor and Mr. Warshaw may be deemed to have or share beneficial ownership of the securities held directly by the Sponsor. Mr. Warshaw disclaims beneficial ownership of such securities except to the extent of his pecuniary interest therein.

(2)

Excludes 6,600,000 Common Shares issuable upon the exercise of 6,600,000 exchangeable preferred shares of Limited, a subsidiary of the Issuer acquired in the Business Combination pursuant to the Merger Agreement and as further provided in the Letter Agreement. Each exchangeable preferred share of Limited is exercisable to either (i) purchase one Common Share of the Issuer at a price of $11.50 per share or (ii) cash, at Limited’s choice, becoming exercisable on the first anniversary of their issuance to the Sponsor on November 18, 2021 and otherwise having the same terms as private placement warrants held by the Sponsor as described under the heading “Description of Securities—Redeemable Warrants—Private Placement Warrants” in the Registration Statement.

(3)

Based on 93,950,205 Common Shares outstanding as of November 22, 2021, as reported by the Issuer in its current report on Form 10-Q filed with the U.S. Securities and Exchange Commission on November 26, 2021.

(4)	Represents Common Shares held directly by Jeffrey D. Warshaw acquired in a PIPE investment on November 18, 2021.

Item 1(a).	Name of Issuer:

Wejo Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Wejo Group Ltd

Canon’s Court

22 Victoria Street

Hamilton, Bermuda

Item 2(a).	Name of Persons Filing:

Virtuoso Sponsor LLC

Jeffrey D. Warshaw

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13G as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) of the Act.

Item 2(b).	Address of Principal Business Office or if None, Residence:

Atlantic Security Holding Corp
Ugland House, South Church St., KY1-1104
George Town, Grand Cayman, Cayman Islands

Item 2(c).	Citizenship:

See Item 4 on each cover page.

Item 2(d).	Title of Class of Securities:

Common Shares, par value 0.0001 per share

Item 2(e).	Cusip Number:

G9525W109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E)

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G)

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership

(a)	Amount Beneficially Owned:

See Item 9 on each cover page.

(b)	Percent of Class:

See Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

See the explanation under Item 4(c)(ii), above.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

See the explanation under Item 4(c)(ii), above.

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBIT INDEX

Exhibit	Exhibit Description
Exhibit 1	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 29, 2021
(Date)

Virtuoso Sponsor LLC

By:	/s/ Jeffrey D Warshaw
Name:	Jeffrey D. Warshaw
Title:	Managing Member

/s/ Jeffrey D Warshaw
Jeffrey D. Warshaw